
WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Comprehensive Income

Year ended December 31, 2017

(In thousands)


Net income	$	61,747
Other comprehensive income:		
Reclassification for loss on available for sale investment securities included in net income, net of income tax benefit of $(113)		(192)
Postretirement medical liability, net of income tax benefit of $(99)		(224)
Comprehensive income		61,331
Comprehensive income attributable to redeemable noncontrolling interests		570
Comprehensive income attributable to Waddell & Reed, Inc. and Subsidiaries	$	60,761

See accompanying notes to consolidated financial statements.